1875 K Street N.W.

Washington, DC 20006-1238

Tel: 202 303 1000

Fax: 202 303 2000

June 8, 2020

VIA EDGAR

Deborah L. O'Neal

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:       iShares Trust (the "Trust")

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment Nos. 2,327, 2,328 and 2,329

Dear Ms. O'Neal:

This letter responds to your comments with respect to post-effective amendment ("PEA") numbers 2,327, 2,328 and 2,329 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 ("Securities Act") on behalf of iShares ESG Advanced MSCI EAFE (the "EAFE Fund"), iShares ESG Advanced MSCI EM ETF (the "EM Fund") and iShares ESG Advanced MSCI USA ETF (the "USA Fund," and together with the EAFE Fund and the EM Fund, the "Funds," and each, a "Fund"), each a series of the Trust.

The Securities and Exchange Commission (the "Commission") staff (the "Staff") provided comments to the Trust on May 13, 2020. For your convenience, the Staff's comments are summarized below and each comment is followed by the Trust's response. Capitalized terms have the meanings assigned in the Fund's prospectus unless otherwise defined in this letter.

Comment 1: Please provide the Staff with a completed fee table and cost example for each Fund at least one week before effectiveness.

Response: As requested, the Trust has provided a completed fee table and cost example for each Fund at least one week prior to the filing becoming effective.

Comment 2: The Principal Investment Strategies section of the Prospectus for each Fund provides that the Underlying Index is "designed to reflect the equity performance of large- and mid-capitalization [developed market / emerging market / U.S.] companies with favorable environmental, social and governance ('ESG') ratings (as determined by MSCI ESG Research LLC ('MSCI ESG Research'))." Please disclose in the summary or statutory Prospectus what MSCI ESG Research would deem as favorable with respect to ESG ratings.

Securities and Exchange Commission

June 8, 2020

Response: The Trust has added the following disclosure to the [summary] Prospectus:

"MSCI ESG Research rates the ESG characteristics of securities on a scale of 'CCC' (lowest) to 'AAA' (highest). MSCI ESG Research determines the ESG ratings by evaluating the company's risks and opportunities and using a sector-specific ESG Key Issues ('Key Issues') (e.g., carbon emissions) selection and weighting model. Each company is scored on a scale of 0 to 10, with 10 being the most desirable, for each applicable Key Issue before being provided an ESG rating based on average Key Issue score. ESG ratings are calculated in comparison to a company's sector peers, and securities in one sector may have a lower average ESG rating than securities in another sector. Only securities of companies with an ESG rating of "BBB" or higher are eligible for inclusion in the Underlying Index."

Comment 3: Please disclose in the Prospectus for each Fund the rebalancing and reconstitution process of the Underlying Index and the number of index components (a range is acceptable).

Response: The Trust has added the following sentence to each Fund's Prospectus:

"The Underlying Index is reviewed quarterly to coincide with the semi-annual and quarterly review of the Parent Index."

With respect to the number of index components, the Trust respectfully notes that each Fund's Statement of Additional Information includes disclosure of the approximate number of components of the applicable Underlying Index.

Comment 4: In each of the "Summary of Principal Risks" section and the "A Further Discussion of Principal Risks" section for the Funds, the Staff believes it would be more beneficial if the risks were reordered based on the level of risk, with the most significant risks to the Fund listed first. The level of risk should be based on a reasonable assessment of both (i) the amount of loss the fund may incur as a result of the risk; and (ii) the likelihood of the event giving rise to the risk. The Staff believes that listing risks based on the level of significance will benefit investors by putting them on notice as to which risks they should be most concerned about. Also, placing the most significant risks toward the beginning of the principal risk disclosure increases the likelihood that an investor will read that risk. The Staff notes that the Division of Investment Management recently has addressed the practice of some funds of listing risk factors in alphabetical order. See: https://www.sec.gov/investment/accounting-and-disclosure-information/principal-risks/adi-2019- 08-improving-principal-risks-disclosure.

Response: The Trust has reviewed the risk disclosure and respectfully submits that the current order of the risk factors is appropriate. The Trust notes that the following disclosure is included in the sections entitled "Summary of Principal Risks," "A Further Discussion of Principal Risks" and "A Further Discussion of Other Risks" of each Fund's Prospectus:

"The order of the below risk factors does not indicate the significance of any particular risk factor."

Securities and Exchange Commission

June 8, 2020

Comment 5: Under "ESG Investment Strategy Risk" in the section entitled "Summary of Principal Risks" for each Fund, please disclose, as applicable, any risk related to the use of a third- party data provider in constructing and maintaining the Underlying Index.

Response: MSCI ESG Research collects data from public sources, such as company disclosures, media reports and datasets compiled by governments. Accordingly, the Trust submits that the Underlying Index does not present additional risk with respect to the use of third- party data providers compared to other index-based ETFs. In addition, the Trust respectfully notes that the risk of errors in index data is disclosed in "Index-Related Risk" in the sections entitled "Summary of Principal Risks" and "A Further Discussion of Principal Risks."

Comment 6: Under "ESG Investment Strategy Risk" in the section entitled "Summary of Principal Risks" for each Fund, please explain why "companies selected by the Index Provider may not exhibit positive or favorable ESG characteristics."

Response: Companies selected by the Index Provider may not exhibit positive or favorable ESG characteristics due to errors by the Index Provider or MSCI ESG Research or errors in the index data used by MSCI Research to evaluate potential index constituents. Any of these factors could result in the companies selected failing to exhibit the desired ESG characteristics. The Trust respectfully notes that the risk of errors in index data, computations and construction are disclosed in "Index-Related Risk" in the sections entitled "Summary of Principal Risks" and "A Further Discussion of Principal Risks."

Comment 7: For the EM Fund, please add disclosure concerning limitations on BFA's ability to oversee the Index Provider's due diligence process with respect to the data used. Please also add disclosure related to the risks associated with the rights and remedies available to investors in foreign jurisdictions.

Response: With respect to oversight of the Index Provider, the Trust respectfully refers the Staff to the EM Fund's existing disclosure in "Index-Related Risk," as described above, and "Non- U.S. Securities Risk," each in the section entitled "A Further Discussion of Principal Risks." "Non-U.S. Securities Risk" explains that non-U.S. issuers subject the EM Fund to an increased risk of loss from, among other factors, the "availability of public information" about non-U.S. issuers and differences in "[l]egal principles relating to corporate governance, stock directors' fiduciary duties and liabilities and stockholders' rights."

In addition, with respect to the risks associated with the rights and remedies available to investors in foreign jurisdictions and the oversight of the data of emerging market issuers, the Trust has updated the "Risk of Investing in Emerging Markets" disclosure in the Fund's summary Prospectus as indicated below and has updated the corresponding disclosure in the statutory Prospectus accordingly:

"The Fund's investments in emerging market issuers may be subject to a greater risk of loss than investments in issuers located or operating in more developed markets. Emerging markets may be more likely to experience inflation, political turmoil and rapid changes in economic conditions than more developed markets.

Securities and Exchange Commission

June 8, 2020

Companies in many emerging markets are not subject to the same degree of regulatory requirements, accounting standards or auditor oversight as companies in more developed countries, and as a result, information about the securities in which the Fund invests may be less reliable or complete. Emerging markets often have less uniformity in accounting and reporting requirements, less reliable securities valuations and greater risk associated with custody of securities than developed markets. There may be significant obstacles to obtaining information necessary for investigations into or litigation against companies and shareholders may have limited legal remedies. The Fund is not actively managed and does not select investments based on investor protection considerations."

The Trust also has updated the "Risk of Investing in Emerging Markets" disclosure in the Fund's Statement of Additional Information as indicated below in relevant part:

"Investments in emerging market countries may be subject to greater risks than investments in developed countries. These risks include: (i) less social, political, and economic stability; (ii) greater illiquidity and price volatility due to smaller or limited local capital markets for such securities, or low or non-existent trading volumes; (iii) companies, custodians, clearinghouses, foreign exchanges and broker-dealers may be subject to less scrutiny and regulation by local authorities;

(iv)local governments may decide to seize or confiscate securities held by foreign investors and/or local governments may decide to suspend or limit an issuer's ability to make dividend or interest payments; (v) local governments may limit or entirely restrict repatriation of invested capital, profits, and dividends; (vi) capital gains may be subject to local taxation, including on a retroactive basis; (vii) issuers facing restrictions on dollar or euro payments imposed by local governments may attempt to make dividend or interest payments to foreign investors in the local currency;

(viii)there may be significant obstacles to obtaining information necessary for investigations into or litigation against companies and investors may experience difficulty in enforcing legal claims related to the securities and/or local judges may favor the interests of the issuer over those of foreign parties~~investors~~; (ix) bankruptcy judgments may only be permitted to be paid in the local currency; (x) limited public information regarding the issuer may result in greater difficulty in determining market valuations of the securities; and (xi) lack of financial reporting on a regular basis, substandard disclosure and differences in accounting standards may make it difficult to ascertain the financial health of an issuer. The Fund is not actively managed and does not select investments based on investor protection considerations."

****

Securities and Exchange Commission

June 8, 2020

Sincerely,

/s/Anne C. Choe____________

Anne C. Choe

cc:Deepa Damre Marisa Rolland Nick Cordell Nadia Persaud Michael Gung George Rafal Jonathan Tincher